Exhibit 4.2

AMENDMENT NUMBER ONE TO THE

METLIFE INDIVIDUAL DISTRIBUTION SALES DEFERRED COMPENSATION

PLAN

(As effective January 1, 2010)

The MetLife Individual Distribution Sales Deferred Compensation Plan is hereby amended, effective January 1, 2010, as follows:

1. Section 8 is hereby added to read as follows:

“Matching Contribution. If a Participant makes contributions to SIP throughout a calendar year, the Participant’s Matching Contribution Account shall be credited with a 4% Matching Contribution on any amount that would have been eligible for a contribution into SIP, under the terms of that plan without application of certain Tax Code limitations under Code sections 415 and 401(a)(17) and that was, in fact, deferred into this Plan. Notwithstanding the foregoing, no Matching Contributions shall be credited in favor of a Participant during the suspension of such Participant’s deferrals pursuant to Section 4.5 of this Plan. A Participant’s Matching Contribution Account shall vest or be forfeited to the same extent, and on such date(s), that such Matching Contributions would have vested or been forfeited under the terms of SIP.”

2. Section 12.2 is hereby amended to read as follows:

“The total amount of deferrals suspended or payment advanced shall not exceed the amount necessary to satisfy the financial consequences of the Unforeseeable Emergency plus any amounts necessary to pay any of the Participant’s federal, state or local income taxes reasonably anticipated to result from such distribution and shall not exceed the total value of the Deferred Compensation Accounts under the Plan. In determining the amount to be distributed from the Plan on a finding of an Unforeseeable Emergency, the Plan Administrator shall consider the availability of funds from other sources to satisfy the Unforeseeable Emergency including the availability of an in-service withdrawal from SIP, and shall offset those available amounts from the amount distributed from this Plan.”

3. Section 20 is hereby amended to read as follows:

“Qualified Domestic Relations Orders. The Plan Administrator will distribute, designate, or otherwise recognize the attachment of any portion of a Participant’s Deferred Compensation Accounts in favor of the Participant’s spouse, former spouse or dependents to the extent such action is mandated by the terms of a qualified domestic relations order as defined in Section 414(p) of the Code, and otherwise as determined by this Plan. In cases where the qualified domestic relations order does not state a specific time and form for distribution of the interest of the spouse, former spouse or dependents, then the interest of these third party beneficiaries will be paid directly to them in a lump sum as soon as administratively possible after the Plan Administrator reviews the court order and determines that it properly applies to the Plan.”

IN WITNESS WHEREOF, the Plan Administrator has caused this Amendment to be adopted this 11th day of December, 2009.

PLAN ADMINISTRATOR

/s/ Margery Brittain
Margery Brittain

ATTEST:

/s/ Bonita Haskins

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